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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                               (FINAL AMENDMENT)
                                       TO

                                 SCHEDULE 14D-1
                            ------------------------
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                                      AND

                                  STATEMENT ON
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 POLYGRAM N.V.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                           THE SEAGRAM COMPANY LTD.--
                           LA COMPAGNIE SEAGRAM LTEE.
                                    (BIDDER)
                            ------------------------
                      SHARES, PAR VALUE NLG 0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   XS1139843
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                             ROBERT W. MATSCHULLAT
                         JOSEPH E. SEAGRAM & SONS, INC.
                                375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                 (212) 572-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                   COPIES TO:

                          GEORGE R. KROUSE, JR., ESQ.
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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----------------------------------
    CUSIP NO. XS1139843
----------------------------------

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     1       NAMES OF REPORTING PERSONS: THE SEAGRAM COMPANY LTD.
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSONS;     NONE
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
             (b) [ ]
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS
             BK,OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(e) OR 2(f)
             [ ]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Canada
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     7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             179,130,648
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     8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
             CERTAIN
             SHARES
             [ ]
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     9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             99.5
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    10       TYPE OF REPORTING PERSON
             CO
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     This Amendment No. 2 (Final Amendment) amends and supplements, and constitutes the final amendment to, the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 4, 1998 (as
amended and supplemented, the "Schedule 14D-1") relating to the offer by The
Seagram Company Ltd., a corporation organized under the laws of Canada
("Seagram"), upon the terms and subject to the conditions set forth in the
Offering Circular/Prospectus dated November 4, 1998 (the "Offering
Circular/Prospectus") and in the related Letter of Transmittal/Election Form or
Application Form/Deed of Transfer, as applicable (collectively, as any of the foregoing may be further amended or supplemented from time to time, the
"Offer"), to acquire all issued shares, par value NLG 0.50 per share ("PolyGram
Shares"), of PolyGram N.V., a corporation incorporated under the laws of the
Netherlands ("PolyGram"), not already owned by Seagram or its affiliates for, at the election of each holder of PolyGram Shares, per share consideration of either (i) 1.3772 common shares without nominal or par value of Seagram (the
"Share Consideration") or (ii) NLG 115, net to the seller in cash (the "Cash
Consideration"); provided, that Share Consideration shall be paid in respect of
34,783,758 PolyGram Shares and Cash Consideration shall be paid in respect of all other tendered PolyGram Shares. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offering Circular/Prospectus.

THE SCHEDULE 14D-1 IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

     The Offer expired at 3:00 p.m., Amsterdam time (9:00 a.m., New York City time), on Friday, December 4, 1998. Seagram has accepted all PolyGram Shares validly tendered and not withdrawn pursuant to the Offer.

     According to the Exchange Agents, approximately 179,130,648 PolyGram Shares
(including approximately 72,950 shares tendered by notices of guaranteed delivery) have been validly tendered and not withdrawn. Such PolyGram Shares represent approximately 99.52 percent of all issued PolyGram Shares.

     PolyGram shareholders who elected to receive Share Consideration in the Offer will receive a pro rata portion of the approximately 47.9 million Seagram
Shares that will be issued in the Offer. As a result of proration, each PolyGram shareholder who elected to receive Seagram Shares will receive Seagram Shares in exchange for approximately 25.73 percent of the PolyGram Shares that were covered by the holder's Share Election and cash for all other Tendered Shares.

     Payment for PolyGram Shares accepted in the Offer is expected to be made beginning on December 10, 1998.

     As previously disclosed, Seagram expects to commence the Compulsory
Acquisition before the Enterprise Division of the Court of Appeals in Amsterdam as promptly as practicable in order to acquire the remaining PolyGram Shares.
Seagram also will be effecting the Reorganization of PolyGram and its subsidiaries, which will include, among other things, the transfer of subsidiaries from PolyGram to affiliates of Seagram for fair market value and the distribution of substantially all the proceeds received from such transfers as a dividend to PolyGram shareholders, consisting of Seagram (or an affiliate) and the remaining PolyGram shareholders. Receipt of the dividend by non-tendering PolyGram shareholders would reduce the amount payable to them in the Compulsory Acquisition.

     The acceptance by Seagram of all PolyGram Shares validly tendered and not withdrawn pursuant to the Offer was publicly announced in a press release issued by Seagram on December 6, 1998, a copy of which is filed as Exhibit 11(a)(11) hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

     (a)(11) Press Release dated December 6, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE SEAGRAM COMPANY LTD.

                                          By:   /s/ ROBERT W. MATSCHULLAT
                                            ------------------------------------
                                            Name: Robert W. Matschullat
                                            Title: Vice Chairman and Chief
                                              Financial Officer
Date: December 7, 1998

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                                 EXHIBIT INDEX

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
 EXHIBIT
 NUMBER                             DESCRIPTION
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
11(a)(11)   Press Release dated December 6, 1998.
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